Exhibit 12.1

ENERGY TRANSFER EQUITY, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio amounts)
(Unaudited)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Fixed charges:
Interest expense	$1,018	$740	$625	$468	$358
Capitalized interest	101	14	29	16	22
Interest expense included in rental expense	6	3	3	3	1
Distribution to the Series A Convertible Redeemable Preferred Units	8	8	4	—	—
Accrection of the Series A Convertible Redeemable Preferred Units	1	—	—	—	—
Total fixed charges	1,134	765	661	487	381
Earnings:
Income from continuing operations before income taxes	1,437	548	358	701	679
Less: equity in earnings (losses) of affiliates	212	117	65	20	—
Total earnings	1,225	431	293	681	679
Add:
Fixed charges	1,134	765	661	487	381
Amortization of capitalized interest	5	4	3	1	1
Distributed income of equity investees	208	117	65	—	—
Less:
Interest capitalized	(101)	(14)	(29)	(16)	(22)
Income available for fixed charges	$2,471	$1,303	$992	$1,153	$1,039

Ratio of earnings to fixed charges	2.18	1.70	1.50	2.37	2.73